
11006770


Valpey Fisher Corporation


Received SEC
APR 12 2011
Washington, DC 20549

2010 Annual Report

Five Year Financial Summary

Years Ended December 31,	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Continuing operations:					
Net sales	$14,716	$10,378	$13,021	$13,419	$11,782
Gross profit	5,651	3,452	5,061	5,441	4,469
Earnings (loss) before income taxes	901	(300)	1,328	1,712	778
Income tax (expense) benefit	(278)	87	(592)	(521)	71
Earnings (loss)	623	(213)	736	1,191	849
Discontinued operations- net of income tax benefit	—	—	—	—	(180)
Net earnings (loss)	$ 623	$ (213)	$ 736	$ 1,191	$ 669
Basic earnings (loss) per share:					
Continuing operations	$ .14	$ (.05)	$ .17	$ .28	$ .20
Discontinued operations	—	—	—	—	(.04)
	$ .14	$ (.05)	$ .17	$ .28	$ .16
Diluted earnings (loss) per share:					
Continuing operations	$ 14	$ (.05)	$ .17	$ .27	$ .20
Discontinued operations	—	—	—	—	(.04)
	$ .14	$ (.05)	$ .17	$ .27	$ .16
Cash dividends per share	$ —	$ —	$ 1.50	$ —	$ —
Total assets, end of year	$11,075	$ 9,549	$10,086	$15,950	$14,529
Long-term debt, end of year	$ —	$ —	$ —	$ —	$ —

CORPORATE PROFILE

Valpey Fisher Corporation (NASDAQ:VPF) is a pioneer in the design of high-accuracy subsystems used in digital and optical telecommunications systems in use throughout the world for digital, voice, data and military communications. The company's products enable communications systems vendors to increase network capacity and improve voice and video quality. Valpey Fisher manufactures precision low-noise modules used in Point-to-Point Radio, Satellite, Base Station, Test & Measurement, Microwave Communications and Synthesizers.

Valpey Fisher's unique value to its customers is its ability to provide innovative product solutions across our entire market focus. Since 1931, Valpey Fisher has cultivated longstanding and trusting relationships with many of the world's major original equipment manufacturers (OEMs) as well as small and emerging businesses throughout the industry.


Valpey Fisher Corporation

March 21, 2011

To Our Stockholders:

We are pleased to report your management team successfully executed its plan to increase revenue in 2010. We also continued to execute our strategic plan in the area of new product development during 2010. In the past year we brought to market a series of new products in both our precision products and microwave products areas. New product development has been focused on high-growth markets including synchronous Ethernet, IEEE 1588, and wireless infrastructure.

We saw improvement in virtually all of our financial metrics compared to 2009. Our sales increased by $4,338,000 or 42% to $14,716,000. All product lines saw increases with our precision products seeing the largest increase at 74%. The increased sales had a positive effect on our gross margin which increased to 38% from 33% in 2009. During 2010 we did a great job of managing our expenses while at the same time continuing to invest in our business, increasing our investment in research and development by 99% compared to 2009 levels. We continue to be committed to developing the cutting-edge products required by our customers' future products. Our operating profit for 2010 was $885,000 compared to an operating loss of $332,000 in 2009.

Our precision products group continued to gain print position as reference designs at several major semiconductor companies. These reference designs have lead to some significant opportunities at major OEM's whom we have had difficulty penetrating in the past. In addition, several of our timing modules have been modified for use in harsh environments allowing us to bring these products to the military markets.

2010 marked the first full year of our microwave products group. The group's primary focus has been to design, develop and bring to market a new line of microwave components and multichip modules utilizing semiconductor manufacturing techniques. This capability, a first for Valpey Fisher, enables the improvement of electrical performance while maintaining a competitive cost advantage. The addition of the microwave products will also allow us to provide our customers with a broader portfolio of high-performing solutions to address their existing and next generation needs.

Looking forward to 2011, we believe we are well positioned to continue the revenue growth in our business. We will continue to aggressively develop and bring to market innovative products in the areas of precision frequency control and microwave. We have bolstered our international presence during 2010, adding a European and Middle East Business Development Manager and several new international manufactures' representatives. Our entire sales force continues to stay focused on growing our market share within our current customer base while seeking to add new strategic accounts.

Speaking for our Board and our employees, we thank you for your continued interest and support in Valpey Fisher.





Michael Ferrantino, Jr.
President and Chief Executive Officer

Ted Valpey, Jr.
Chairman

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Words such as "expects", "believes", "estimates", "plans" or similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on our current views and assumptions and involve risks and uncertainties that include, but are not limited to:

- our results for 2011 may be negatively impacted by the current global economic conditions and uncertainties,
- a significant portion of our revenue is derived from sales to a few customers and the loss of one or more of our significant customers could have an adverse impact on our operating results and financial condition,
- a significant portion of our revenue is derived from products manufactured by one supplier and a significant change in the supplier's manufacturing capability or in our relationship with this supplier could have an adverse impact on our operating results and financial condition,
- our operating results and financial condition could be negatively affected if after receiving design wins from OEMs, which in turn outsource the manufacture of their products to electronics manufacturing services ("EMS") companies, we fail to negotiate terms and successfully obtain orders from the EMS companies directly,
- in order to eliminate the effects of currency fluctuations, we currently and historically have purchased products from our foreign suppliers in U.S. dollars. As exchange rates fluctuate, our cost for these products may become more expensive, thus we are less competitive, than our competitors that have taken measures to protect against exchange rate fluctuations,
- our ability to develop, market and manufacture new innovative products competitively,
- the fluctuations in product demand of the telecommunications industry, and
- our ability, including that of our suppliers to produce and deliver materials and products competitively.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that judgments and estimates related to the following critical accounting policies could materially affect its consolidated financial statements.

Accounts receivable - We perform on-going credit evaluations of our customers and assess the collectability of our accounts receivable based on a number of factors including the customer's financial condition and collection history, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Inventory - We estimate the carrying value of our inventory based upon historic usage and management's assumptions relating to projected customer purchases, product design changes and product obsolescence. The changing technology markets that we supply also affect these estimates. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Income Taxes - We have recorded deferred tax assets and liabilities resulting from differing treatment of items for tax and financial statement reporting purposes. We must estimate our income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Based on our assessment of the realization of these assets, we do not have a valuation allowance at December 31, 2010. In reaching our conclusion, we evaluated the existence of deferred tax liabilities that can be used to absorb deferred tax assets, taxable income in prior carryback years and taxable income by jurisdiction in which we operate and the period over which the deferred tax assets would be recoverable. In the event that actual results differ from these estimates in future periods, we may need to establish a valuation allowance, which could materially impact our financial position and results of operations.

Financial Condition and Liquidity

Cash and cash equivalents amounted to $4,452,000 at December 31, 2010, an increase of $398,800 over the December 31, 2009. The primary source of funds was $965,100 of cash generated from our operations and the main use of cash was capital expenditures of $588,100.

The cash generated from operations resulted from net earnings of $623,100 and the net positive adjustments of $604,300 from the non-cash effects of depreciation and provisions for inventory, deferred income taxes and stock compensation offset by the net cash outflow of $262,300 from changes in our operating assets and liabilities. The major items accounting for the net cash outflow from changes in our operating assets and liabilities were increases of $669,000 in receivables and $408,700 in inventory offset in part by a $748,200 increase in accounts payable and accrued liabilities. The increase in accounts receivable is mainly due to the 27% increase in the current year's 4th quarter sales over the comparable quarter in 2009 and, to a lesser extent, due to a 7% increase in the number of day's sales outstanding. The inventory increase is mainly due to the 2010 sales increase and is also affected by the lead times of certain items to support the current level of shipments and backlog to meet customer delivery requirements. The main item accounting for the change in accrued liabilities was the increase in employee compensation mainly due to the $515,000 increase in the key employee bonus plan accrual. The increase in accounts payable is primarily due to the timing of inventory and equipment purchases.

Capital expenditures amounted to $588,100 in 2010 and related primarily to new production and test equipment capabilities in connection with in introduction of new products and enhancements to our existing products. We expect our 2011 capital expenditures to be in the range of $1.5 million as we continue to increase and expand our product offerings and capabilities.

On December 30, 2010, we entered into a loan agreement and security agreement with a bank. The agreement provides for a $1,000,000 revolving loan and a $1,000,000 revolving equipment loan. The loans are secured by accounts receivable, inventory and equipment. There were no amounts outstanding under the revolving equipment loan at December 31, 2010. The Company had $799,000 available under the revolving loan at December 31, 2010, net of a $201,000 irrevocable standby letter of credit.

We believe that based on our current working capital, the expected cash flows from operations and our borrowing availability under our current credit arrangement, our resources are sufficient to meet our financial needs and to fund our capital expenditures for the projected levels of business in 2011.

Results of Operations – 2010 versus 2009

Our net sales increased $4,338,000 (42%) from 2009 as all product lines experienced sales growth resulting primarily from an increase in the overall number of units sold. The higher sales levels resulted from an increase in demand for our products as our bookings began to improve in the 4th quarter of 2009 and continued to improve through most of 2010. During most of 2009 the global economic factors adversely impacted our bookings, revenue and operating performance. Bookings during 2010 were

$3,755,000 (35%) higher than in 2009. At December 31, 2010 our backlog amounted to $1,762,000 versus $2,023,000 at December 31, 2009.

Our gross profit in 2010 increased $2,198,900 (64%) over 2009 and as a percentage of sales was 38% compared to 33% in 2009. The favorable effect of spreading the fixed overhead costs over the higher sales volume, offset in part by an increase in the raw material percentage, was the main reason for the increase in the gross profit percentage. Raw material costs as a percentage of sales were about 2 percentage points higher in 2010 compared to 2009 mainly due to changes in the product mix of sales.

Selling and advertising expenses increased $463,800 (29%) over 2009. The main reasons for the higher expense were increases of $198,000 in employee compensation and benefits, $91,000 in commission expense to outside sales representatives, $65,000 in incentive compensation under the Company's key employee bonus plan for 2010 and $54,000 in advertising expense. The increase in employee compensation and benefits is mainly due to an increase in the number of employees. During the 4th quarter of 2009, the Company decided to expand its product offering with the formation of a microwave product line that will focus on microwave components and modules. Expenses related to the microwave product line accounted for about $238,000 of the 2010 expense increase.

General and administrative expenses increased $161,300 (13%) from 2009 mainly as a result of an increase of $225,000 in incentive compensation under the Company's key employee bonus plan for 2010, partially offset by a $67,000 reduction in employee compensation and benefits. The reduction in employee compensation and benefits mainly results from the difference in salaries of the current CEO and the former CEO.

Research and development expenses increased $622,600 over the $627,100 recorded in 2009. Increases of $309,800 in employee compensation and benefits and $229,800 in operating supplies were the main reasons for the higher expense. Employee compensation included an increase of $75,100 in incentive compensation expense over 2009 under the Company's key employee bonus plan for 2010 with the remaining increase mainly due to an increase in the number of employees. Expenses related to the microwave product line accounted for about $489,000 of the increase in 2010.

In the third quarter of 2009, the Company and Michael Ferrantino, Sr., the Chief Executive Officer ("CEO") and a Director of the Company at that time, entered into a Retirement Agreement and General Release. Effective October 31, 2009, Mr. Ferrantino resigned as CEO and a Director of the Company. Pursuant to the Retirement Agreement, the Company paid Mr. Ferrantino a lump sum retirement payment of $265,225 on November 9, 2009 and Mr. Ferrantino agreed to a one year non-compete provision, an eighteen month non-solicitation provision and a general release of claims.

During 2010 interest income decreased $15,500 (49%) from 2009 as a result of the effect of interest rates being approximately 70 basis points lower during 2010.

The combined federal and state income tax rate for 2010 is 31% compared to 29% in 2009. The 2010 rate differs from the expected combined rate of 40% mainly due to the effects of the research activities tax credit and state tax provisions. The 2009 rate differs from the expected combined rate of 40% mainly due to the effects of non-deductible stock option and meals and entertainment expenses.

We reported an operating profit of $885,000 in 2010 compared to an operating loss of $332,000 in 2009. The operating profit improvement of $1,216,000 results from a $2,199,000 increase in gross profit partially offset by a $983,000 increase in operating expenses. The higher gross profit was primarily due to the 42% sales increase. The $983,000 net increase in operating expenses includes $727,000 of costs incurred in the developing and marketing of the Company's new microwave product line in 2010, offset by the $265,225 expense in 2009 related to the retirement agreement with the former CEO. We reported pre-tax earnings of $901,000 during 2010 compared to a pre-tax loss of $300,000 in 2009. For 2010, we reported net earnings of $623,000 versus a net loss of $213,000 in 2009.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet financing arrangements.

Contractual Obligations

During the normal course of business, we incur certain commitments to make future payments for the purchase of inventory, machinery and equipment and production supplies based on our projected requirements. At December 31, 2010, we had outstanding purchase commitments approximating $1,934,000, all of which we expect to be fulfilled in 2011. At December 31, 2010, we had no contractual obligations for capital leases, no material contractual obligation for operating leases and no long-term debt outstanding.

Recent accounting pronouncements

In January 2010, the FASB issued ASU 2010-06, which is an update to Topic 820, "Fair Value Measurement and Disclosures". This update establishes further disclosure requirements regarding transfers in and out of levels 1 and 2 (effective for all interim and annual reporting periods beginning after December 15, 2009) and activity in level 3 fair value measurements (effective for all interim and annual reporting periods beginning after December 15, 2010). The update also provides clarification as to the level of disaggregation for each class of assets and liabilities, requires disclosures about inputs and valuation techniques, and also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets. The adoption of this standard has not and is not expected to have a material impact on the Company's financial position or results of operation.

In February 2010, the FASB issued ASU 2010-09, which is an update to Topic 855, "Subsequent Events". This update clarifies the date through which the Company is required to evaluate subsequent events. SEC filers will be required to evaluate subsequent events though the date that the financial statements are issued. ASU 2010-09 was effective upon issuance, and did not have a material impact on the Company's financial position or results of operation.

Quantitative and Qualitative Disclosures about Market Risk

Our cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 2010, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% point increase or decline in interest rates would result in an approximate $44,500 increase or decrease in interest income.

We purchase certain inventory from and sell product in foreign countries. As these activities are currently transacted in U.S. dollars, they are not subject to foreign currency exchange risk. However, significant fluctuation in the currencies where we purchase inventory or sell product could make the U.S. dollar equivalent of such transactions more or less favorable to us and the other involved parties.

Valpey-Fisher Corporation
Consolidated Balance Sheets

December 31,	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 4,451,511	$ 4,052,721
Receivables, net	2,412,518	1,743,494
Inventories, net	1,457,546	1,105,417
Deferred income taxes	822,331	848,021
Other current assets	43,682	110,932
Total current assets	9,187,588	7,860,585
Property, plant and equipment, at cost:		
Land and improvements	246,846	226,505
Buildings and improvements	2,058,873	2,058,873
Machinery and equipment	9,895,734	9,328,008
	12,201,453	11,613,386
Less accumulated depreciation	10,530,072	10,127,624
	1,671,381	1,485,762
Other assets	215,898	202,502
	$ 11,074,867	$ 9,548,849
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,032,740	$ 948,799
Accrued liabilities	1,525,383	861,145
Total current liabilities	2,558,123	1,809,944
Deferred income taxes	252,431	175,171
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $1.00 par value-Authorized 1,000,000 shares; issued, none	—	—
Common stock, $.05 par value-Authorized 10,000,000 shares; issued and outstanding: 4,328,527 and 4,297,898 shares, respectively	216,426	214,895
Capital surplus	5,742,898	5,666,925
Retained earnings	2,304,989	1,681,914
Total stockholders' equity	8,264,313	7,563,734
	$ 11,074,867	$ 9,548,849

See notes to consolidated financial statements.

Valpey-Fisher Corporation
Consolidated Statements of Operations

For the Years Ended December 31,	2010	2009
Net sales	$ 14,716,169	$ 10,378,206
Cost of sales	9,064,852	6,925,823
Gross profit	5,651,317	3,452,383
Selling and advertising expenses	2,076,461	1,612,622
General and administrative expenses	1,440,591	1,279,301
Research and development expenses	1,249,657	627,100
Retirement agreement	—	265,225
	4,766,709	3,784,248
Operating profit (loss)	884,608	(331,865)
Interest income	16,317	31,796
Earnings (loss) before income taxes	900,925	(300,069)
Income tax expense (benefit)	277,850	(86,600)
Net earnings (loss)	$ 623,075	$ (213,469)
Basic and diluted earnings (loss) per share	$ .14	$ (.05)
Cash dividend per share	$ —	$ —

See notes to consolidated financial statements.

Valpey-Fisher Corporation
Consolidated Statements of Cash Flows

For the Years Ended December 31,	2010	2009
Cash Flows from Operating Activities:		
Net earnings (loss)	$ 623,075	$ (213,469)
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:		
Depreciation	402,448	378,749
Provisions for inventory	56,599	188,775
Deferred income taxes	95,150	(103,100)
Stock based compensation	42,314	57,317
Changes in operating assets and liabilities:		
Receivables, net	(669,024)	(112,453)
Inventories	(408,728)	82,158
Other current assets	67,250	(70,894)
Accounts payable and accrued liabilities	769,182	(212,181)
Net cash provided (used) by operating activities of continuing operations	978,266	(5,098)
Deferred income taxes	7,800	59,600
Change in accrued liabilities	(21,003)	(148,077)
Net cash (used) by operating activities of discontinued operations	(13,203)	(88,477)
Net cash provided (used) by operating activities	965,063	(93,575)
Cash Flows from Investing Activities:		
Capital expenditures	(588,067)	(356,319)
Other	(13,396)	(12,370)
Net cash (used) by investing activities	(601,463)	(368,689)
Cash Flows from Financing Activities:		
Stock options exercised	35,190	—
Net cash provided by financing activities	35,190	—
Net Increase (Decrease) in Cash and Cash Equivalents	398,790	(462,264)
Cash and Cash Equivalents at beginning of year	4,052,721	4,514,985
Cash and Cash Equivalents at end of year	$ 4,451,511	$ 4,052,721
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year by continuing operations for income taxes	$ 255,500	$ 87,500

See notes to consolidated financial statements.

Valpey-Fisher Corporation
Consolidated Statements of Stockholders' Equity

	Common Stock		Capital	Retained
	Shares	Amount	Surplus	Earnings
Balance, January 1, 2009	4,297,898	$ 214,895	$ 5,609,608	$ 1,895,383
Net (loss)	—	—	—	(213,469)
Stock based compensation	—	—	57,317	—
Balance, December 31, 2009	4,297,898	214,895	5,666,925	1,681,914
Net earnings	—	—	—	623,075
Exercise of stock options	30,629	1,531	33,659	—
Stock based compensation	—	—	42,314	—
Balance, December 31, 2010	4,328,527	$ 216,426	$ 5,742,898	$ 2,304,989

See notes to consolidated financial statements.

Valpey-Fisher Corporation
Notes to Consolidated Financial Statements

(1) Description of Business – Valpey-Fisher Corporation (the Company), a Maryland corporation, is involved in the design, development, production, import, and sale of various custom designed products including frequency control products, RF microwave components and ultrasonic transducers. The Company's broad product offering addresses a wide range of world-wide end markets including wireless and wireline infrastructure, microwave radio, military communications, instrumentation, test and measurement, imaging and industrial applications.

(2) Summary of Significant Accounting Policies:

Principles of consolidation – The accompanying consolidated financial statements include the accounts of Valpey-Fisher Corporation and its wholly owned subsidiary, Matec International, Inc. Significant intercompany balances and transactions have been eliminated in consolidation

Use of estimates – The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include reserves for accounts receivable and inventory, useful lives of property, plant and equipment, accrued liabilities, deferred income taxes and assumptions used to calculate stock compensation expense. Actual results could differ from those estimates.

Fair value of financial instruments – The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.

Cash equivalents – The Company considers all highly liquid money market investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

Accounts receivable – Trade accounts receivable are recorded at the invoiced amount and do not bear interest. An allowance for doubtful accounts is maintained for potential credit losses based upon the Company's expected collectability of all accounts receivable. The Company determines the allowance based on numerous factors including the customer's financial condition and collection history, and current economic trends. Account balances are charged-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Concentration of credit risk – Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents primarily in money market accounts and reduces its exposure to credit risk by maintaining such accounts with high quality financial institutions. At December 31, 2010, approximately $1,641,000 of the Company's cash and cash equivalents balance were in excess of the applicable insurance limits. Concentrations of credit risk with respect to accounts receivable are primarily due to customers with large outstanding balances. At December 31, 2010 and 2009, one customer represented about 23% and 17%, respectively, of the Company's accounts receivable. To reduce credit risk, the Company performs ongoing credit evaluations of its customers, but generally does not require advance payments or collateral. The Company maintains an allowance for doubtful accounts based upon the expected collectability of such receivables.

Inventories – Inventories are stated at the lower of cost or market and are determined by the first-in, first out method (FIFO).

Property, plant and equipment – The Company uses the straight-line method of providing for depreciation of property, plant and equipment for financial reporting purposes and accelerated methods for tax purposes. The estimated lives used to compute depreciation are as follows: land improvements – 10 years, building and improvements - 15 to 40 years and machinery and equipment – 3 to 10 years.

Expenditures for additions, renewals and betterments of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Revenue recognition – Revenue is recognized when an agreement of sale exists, product delivery has occurred, title has passed, pricing is fixed or determinable, and collection is reasonably assured.

Research and development – Research and development costs are expensed as incurred.

Advertising - Advertising costs are expensed as incurred. Advertising expenses were $137,700 in 2010 and $83,200 in 2009.

Income taxes – The Company computes deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The tax effect of the differences between stock compensation expense for financial statement and income tax purposes is charged or credited to capital surplus.

Earnings (loss) per share – Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, plus the net incremental shares that would be issued using the treasury stock method assuming dilutive outstanding stock options were exercised, except when anti-dilutive. The computation of diluted earnings per share excludes stock options with an exercise price in excess of the average market price as they are anti-dilutive. In calculating diluted earnings per share, the dilutive effect of stock options is computed using the average market price for the respective period.

Stock-based compensation – The Company measures stock based compensation cost at the grant date based on the fair value of the award. The cost is recognized as an expense, net of estimated forfeitures, on a straight line basis, over the vesting period. The Company calculates the grant-date fair value using the Black-Scholes valuation model. The valuation model requires the Company to make estimates of assumptions for expected volatility, expected term, risk-free interest rate, and expected dividend.

The Company recorded the following stock-based compensation expense in the Consolidated Statement of Operations (in thousands):

	2010	2009
Cost of sales	$ 10	$ 14
Selling and advertising	6	15
General and administrative	18	18
Research and development	8	10
Pre-tax stock-based compensation expense	42	57
Income tax (benefit)	(2)	(4)
Net stock-based compensation expense	$ 40	$ 53

See Note 9 for additional information relating to stock-based compensation.

Comprehensive income (loss) – Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the years ended December 31, 2010 and 2009 the Company had no items of other comprehensive income (loss).

Recent accounting pronouncements –

In January 2010, the FASB issued ASU 2010-06, which is an update to Topic 820, "Fair Value Measurement and Disclosures". This update establishes further disclosure requirements regarding transfers in and out of levels 1 and 2 (effective for all interim and annual reporting periods beginning after December 15, 2009) and activity in level 3 fair value measurements (effective for all interim and annual reporting periods beginning after December 15, 2010). The update also provides clarification as to the level of disaggregation for each class of assets and liabilities, requires disclosures about inputs and valuation techniques, and also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets. The adoption of this standard has not and is not expected to have a material impact on the Company's financial position or results of operation.

In February 2010, the FASB issued ASU 2010-09, which is an update to Topic 855, "Subsequent Events". This update clarifies the date through which the Company is required to evaluate subsequent events. SEC filers will be required to evaluate subsequent events though the date that the financial statements are issued. ASU 2010-09 was effective upon issuance, and did not have a material impact on the Company's financial position or results of operation.

(3) Receivables, net: Receivables, net of allowances, consist of the following:

	2010	2009
Accounts receivables, less allowance for doubtful accounts of $100,000 in 2010 and 2009	$2,313,018	$1,672,894
Refundable income taxes	99,500	70,600
	$2,412,518	$1,743,494

(4) Inventories, net: Inventories, net of reserves, consist of the following:

	2010	2009
Raw materials	$ 865,728	$ 634,334
Work in process	180,019	182,020
Finished goods	411,799	289,063
	$1,457,546	$1,105,417

At December 31, 2010 and 2009, inventories are presented net of inventory reserves of $1,195,000 and $1,200,000, respectively.

(5) Income Taxes: The provision (benefit) for income taxes for continuing operations consisted of the following:

	2010	2009
Current:		
Federal	$ 154,085	$ 2,500
State	28,615	14,000
	182,700	16,500
Deferred:		
Federal	50,150	(66,525)
State	45,000	(36,575)
	95,150	(103,100)
Total	$ 277,850	$ (86,600)

The total income tax provision for continuing operations differs from that computed by applying the federal income tax rate to income before income taxes. The reasons for the difference are as follows:

	2010	2009
Income taxes at statutory rates	$ 306,315	$ (102,000)
State income taxes, net of federal tax effect	33,400	(14,900)
Research activities tax credit	(65,000)	—
Stock based compensation	12,515	16,200
Other, net	(9,380)	14,100
	$ 277,850	$ (86,600)

The tax effects of significant items comprising the Company's deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets:		
Inventory valuation	$ 617,303	$ 676,693
Accruals and allowances	186,811	152,211
Stock compensation	18,217	16,692
State tax loss carryforward	—	2,425
Net deferred tax assets	822,331	848,021
Deferred tax liabilities:		
Depreciation	252,431	175,171
Total deferred tax liabilities	252,431	175,171
Net deferred tax assets	$ 569,900	$ 672,850

At December 31, 2010 and 2009, the Company had no reserves for unrecognized tax benefits on the balance sheet. During 2009 the Company's tax return for 2007 was examined by the Internal Revenue Service which resulted in no changes to the tax return. The federal income tax returns for 2009 and 2008 and the Massachusetts tax returns for 2007 through 2009 are open tax years. The Company's policy is to include interest expense on underpayments of income taxes in our income tax provision whereas penalties are included in general and administrative expense.

(6) Profit Sharing and Savings Plan: The Company has a profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Profit sharing expense amounted to $52,500 in 2010 and $ 0 in 2009. Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were approximately $86,400 in 2010 and $80,200 in 2009.

(7) Accrued Liabilities: Accrued liabilities consist of the following items:

	2010	2009
Employee compensation	$ 900,700	$ 250,900
Environmental costs	144,600	166,300
Professional fees	102,000	90,000
Profit sharing 401(k)	95,900	99,900
Other	282,183	254,045
	$1,525,383	$ 861,145

In 1998, the Company sold all the assets of a subsidiary located in New Jersey which is reported as a Discontinued Operation in the financial statements. As a result of this sale, the Company was required to perform environmental cleanup at this site. As of December 31, 2010, a total of $1,560,000 has been expensed for the cleanup and $144,600 is accrued for expenses relating to the cleanup.

(8) Credit Agreement and Commitments: On December 30, 2010 the Company entered into a loan agreement and security agreement with a bank that provides for a $1,000,000 Revolving Loan and a $1,000,000 Revolving Equipment Loan. The Revolving Loan is due on demand and bears interest at the higher of the Bank's base rate or 4%. The Company had $799,000 available under this Revolving Loan at December 31, 2010, net of a $201,000 irrevocable standby letter of credit. This letter of credit has been issued as security for the Company's performance under a remediation agreement with the New Jersey Department of Environmental Protection. The Revolving Equipment Loan provides for a 3 year to 5 year term option at the election of the Company with an interest rate between 5.5% and 5.75% depending on the term. There were no amounts outstanding under the Revolving Equipment Loan at December 31, 2010. The Loans are secured by accounts receivable, inventory and equipment. The loan agreement contains a quarterly financial covenant of a minimum debt service coverage of 1.20 : 1 or a cash balance on deposit in specified accounts with the lending bank of $500,000.

(9) Stockholders' Equity: The Company has 4,328,527 and 4,297,898 shares of its $.05 par value Common Stock outstanding at December 31, 2010 and 2009, respectively.

At December 31, 2010, under prior authorizations from the Board of Directors, the Company is authorized to purchase up to an additional 219,700 shares of stock through the open market or negotiated transactions.

The Company has four Stock Option Plans that allow for the granting of options to officers, key employees, and other individuals to purchase a maximum of 1,387,215 shares of the Company's common stock. The option price and terms are recommended by the Company's Compensation Committee to the Company's Board of Directors for approval. The options granted may qualify as incentive stock options ("ISO's"). Options granted prior to December 31, 2005 generally vested 20% on each of the first, second, third, fourth, and fifth anniversaries of the date of grant with a contractual life of ten years. Options granted after December 31, 2005 have vested 33% on each of the first, second and third anniversaries of the date of grant and have a contractual life of five years. The Company issues new shares upon the exercise of stock options. At December 31, 2010, options for 77,090 shares remain available for future grants under the Plans and 495,403 common shares are reserved for issuance upon exercise of the outstanding stock options.

The estimated fair value of each option granted in 2010 and 2009 was determined on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions for stock option grants:

	2010	**2009**
Expected dividend yield	0%	0%
Risk-free interest rate	2.4%	2.3%
Expected life of options in years	4.8	4.7
Assumed volatility	46%	46%

The risk-free interest rate is based on the yield on zero-coupon U.S. treasury securities at the time of grant for a period commensurate with the expected term. The expected volatility is calculated using the Black-Scholes model based on weighted-average historic prices for a period commensurate with the expected term. The expected term of the option is determined by using historical data.

A summary of the status of the Company's stock option plans as of December 31, 2010 and 2009, and changes during the years then ended is presented below:

	2010		2009	
	Number of shares	Weighted-Average Exercise Price	Number of shares	Weighted-Average Exercise Price
Outstanding, January 1	887,891	$1.45	823,265	$1.45
Granted	60,000	1.32	75,000	1.39
Exercised	(30,629)	1.15	—	—
Forfeited or expired	(421,859)	1.64	(10,374)	1.26
Outstanding, December 31	495,403	$1.29	887,891	$1.45
Exercisable, December 31	367,208	$1.25	757,149	$1.46

The weighted average grant date fair value of options granted in 2010 and 2009 was $0.55 and $0.58, respectively. As of December 31, 2010, the intrinsic value (the difference between the exercise price and the market price) for all outstanding options was $1,040,834 and the intrinsic value for all options exercisable was $785,186. The total intrinsic value of all options exercised during the year ended December 31, 2010 was $45,665.

The following table summarizes information about fixed stock options outstanding and exercisable at December 31, 2010:

	Options Outstanding			Options Exercisable		
Range of exercise prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
$1.09 -1.24	216,739	$ 1.19	3.6	216,739	$ 1.19	3.6
$1.27 -1.32	176,745	1.30	3.8	110,078	1.30	3.6
$1.35 -1.72	101,919	1.47	3.1	40,391	1.47	2.7
	495,403	$ 1.29	3.6	367,208	$ 1.25	3.5

A summary of the status of the Company's nonvested stock options as of December 31, 2010 and the changes during the year then ended is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2009	130,742	$ 1.05
Granted	60,000	.55
Vested	(61,769)	1.33
Forfeited	(778)	1.80
Nonvested at December 31, 2010	128,195	$ .68

At December 31, 2010, there was approximately $53,000 of total unrecognized compensation cost related to nonvested stock options granted. That cost is expected to be recognized as follows: $30,000 in 2011, $21,000 in 2012 and $2,000 in 2013.

(10) Earnings (Loss) Per Share: The computation of basic and diluted earnings (loss) per share is as follows:

	2010	2009
Basic:		
Net earnings (loss)	$ 623,075	$ (213,469)
Weighted average shares outstanding	4,307,174	4,297,898
Basic earnings (loss) per share	$ .14	$ (.05)
Diluted:		
Net earnings (loss)	$ 623,075	$ (213,469)
Weighted average shares outstanding	4,307,174	4,297,898
Diluted effect of stock options outstanding, using the treasury stock method	187,561	—
Diluted weighted average shares outstanding	4,494,735	4,297,898
Diluted earnings (loss) per share	$ .14	$ (.05)

In 2010 stock options to purchase 36,125 common shares were not included in the computation of "Diluted Earnings (Loss) per Share" because the exercise price was greater than the average market price. In 2009 stock options to purchase 887,891 common shares were not included in the computation of "Diluted Earnings (Loss) per Share" because of the anti-dilutive effect of the options since the Company reported a net loss.

(11) Industry Segment: The Company operates in one segment: the design, development, production, import, and sale of various custom designed products including frequency control products, R/F microwave components and ultrasonic transducers. The Company's chief operating decision maker is considered to be its Chief Executive Officer. The chief operating decision maker allocates resources and assesses performance and other activities at the operating segment level.

Export sales to foreign markets, based on the location of the customer, are as follows:

	2010	2009
Asia Pacific	$3,657,900	$2,209,500
Mexico	593,000	394,900
Europe and Middle East	450,900	581,200
Canada	310,300	278,800
Other	23,100	34,300
	$5,035,200	$3,498,700

(12) Concentration Risks: One customer accounted for approximately 12% of net sales in both 2010 and 2009.

Products manufactured by one supplier accounted for approximately 21% and 14% of our revenue in 2010 and 2009, respectively.

Valpey-Fisher Corporation
Notes to Consolidated Financial Statements (continued)

(13) Quarterly Financial Data (unaudited): Selected unaudited quarterly financial data for 2010 and 2009 is set forth below:

	First	Second	Third	Fourth
	(in thousands, except per share data)			
2010				
Net sales	$ 3,567	$ 3,799	$ 3,803	$ 3,547
Gross profit	1,381	1,416	1,493	1,361
Earnings before income taxes	186	199	274	242
Net earnings	$ 95	$ 136	$ 174	$ 218
Basic and diluted earnings per share	$ .02	$ .03	$ .04	$ .05

	First	Second	Third	Fourth
	(in thousands, except per share data)			
2009				
Net sales	$ 2,582	$ 2,496	$ 2,502	$ 2,798
Gross profit	849	815	881	908
Earnings (loss) before income taxes	(44)	(57)	(257)	59
Net earnings (loss)	$ (16)	$ (82)	$ (138)	$ 23
Basic and diluted earnings (loss) per share	$ —	$ (.02)	$ (.03)	$ .01

The fourth quarter of 2010 includes the full year 2010 net tax benefit of $65,000 for the extension of the U.S. Research and Development tax credit, which became law in December 2010.

The third quarter of 2009 includes $265,255 of expense relating to a retirement agreement and general release with the former Chief Executive Officer of the Company.

(14) Commitments and Contingencies: During the normal course of business, the Company incurs certain commitments to make future payments for the purchase of inventory, machinery and equipment and production supplies based on its projected requirements. At December 31, 2010, the Company has outstanding purchase commitments approximating $1,938,000, all of which are expected to be fulfilled in 2011.

In connection with the sale of its Bergen Cable Technologies, Inc. subsidiary in 1998, the Company was required to perform environmental cleanup at this site (see Note 7).

(15) Subsequent Events: The Company has evaluated all subsequent events through the date these financial statements are being filed with the Securities & Exchange Commission, and has determined there were no events or transactions deemed to be reportable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Valpey-Fisher Corporation

We have audited the accompanying consolidated balance sheets of Valpey-Fisher Corporation (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valpey-Fisher Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stowe & Degon, LLC

Westborough, Massachusetts
March 1, 2011

Common Stock Information

Since October 28, 2008, our common stock has been listed and traded on the NASDAQ Capital Market under the symbol VPF. Prior to October 28, 2008, our common stock had been listed and traded on the American Stock Exchange under the symbol VPF. The range of high and low prices each quarter for the past two years is shown below:

For the years ended December 31,	2010		2009	
	High	Low	High	Low
4th quarter	$4.50	$2.24	$1.59	$1.20
3rd quarter	2.75	1.55	1.60	1.10
2nd quarter	2.85	1.54	1.58	1.00
1st quarter	1.68	1.25	1.95	0.91

No dividends were paid in 2010 and 2009.

The number of stockholders of record on March 10, 2011 was 566. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. on Thursday May 12, 2011, at our headquarters at 75 South Street, Hopkinton, MA 01748.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940-3070
(800) 962-4284
www.computershare.com

Shareholder Inquiries

Shareholders of record should contact our transfer agent regarding any changes in address, transfers of stock, replacement of lost stock certificates, or account consolidation.

Corporate Information

Board of Directors

Mario Alosco
Partner
Mainstay Partners, Inc.
(Executive search consultants)

Gary Ambrosino
President and COO
TimeTrade Systems, Inc.
(Appointment scheduling software)

Richard W. Anderson
President and Chief Investment Officer
Massachusetts Capital Resource Company
(Private investment company)

Michael J. Ferrantino, Jr.
President and Chief Executive Officer
Valpey-Fisher Corporation

Eli Fleisher
Investor

Lawrence Holsborg
Investor

Steven Schaefer
Vice President
Cobham Tactical Communications and Surveillance
(Aerospace and defense systems)

Ted Valpey, Jr.
Chairman of the Board
Valpey-Fisher Corporation

Officer

Ted Valpey, Jr.
Chairman of the Board

Michael J. Ferrantino, Jr.
President and Chief Executive Officer

Michael J. Kroll
Vice President, Treasurer and Chief Financial Officer

Dan Nehring
Vice President of Engineering

Walt Oliwa
Senior Vice President Engineering

Peter Anterni
Director of Operations

Edward Flamand
Controller

Mario Alosco
Secretary

General Counsel

Shapiro Forman Allen & Sava LLP
380 Madison Avenue
New York, New York 10017

Auditors

Stowe & Degon, LLC
95A Turnpike Road
Westborough, Massachusetts 01581

Valpey-Fisher Corporation
75 South Street
Hopkinton, MA 01748-2284
(800) 982-5737
(508) 435-6831
www.valpeyfisher.com